1701 Market Street	Morgan, Lewis
Philadelphia, PA 19103-2921	& Bockius LLP
215.963.5000	Counselors at Law
Fax: 215.963.5001

John J. O’Brien

Associate

215.963.4969

jobrien@morganlewis.com

May 7, 2013

FILED AS EDGAR CORRESPONDENCE

Ms. Laura Hatch

U.S. Securities and Exchange Commission

Division of Investment Management

100 F. Street, N.E.

Washington, DC 20549

Re:                             Amendment for SEI Alpha Strategy Portfolios, LP (File No. 811-22112)

Dear Ms. Hatch:

This letter responds to comments given by you to representatives of SEI Investments Global Funds Services (“SIGF”), in its capacity as administrator for the SEI Libor Plus Portfolio (the “Portfolio”), a series of SEI Alpha Strategy Portfolios, LP (the “Fund”) during a telephone conversation on January 31, 2013.  The comments relate to the Fund’s May 31, 2012 annual report to shareholders, which was filed on Form N-CSR (the “Report”).

SIGF provides the Portfolio with administrative and accounting services, officers and other personnel, and submits these responses on behalf of the Portfolio.  Below, we have briefly summarized your comments and questions, as they have been communicated to us by SIGF, followed by our responses on behalf of SIGF.

1.                                      Comment.                                      The Portfolio’s benchmark is the BofA Merrill Lynch 3-Month LIBOR Constant-Maturity Index (the “Index”).  As the Portfolio invests substantially in mortgage-backed and asset-backed securities, please confirm that this is an appropriate benchmark index.

Response.                                         The Portfolio confirms that the Index is an appropriate benchmark index for the Portfolio.  The Index is used as the Portfolio’s benchmark for the following reasons.  First, the Portfolio seeks to achieve its investment objective with limited duration exposure and relevant alternative benchmark indices would not reflect the Portfolio’s limited duration.  Second, the Index is the most widely used measure of short-term interest rates and is the industry standard benchmark for investment products that seek an absolute return.  Third, because the LIBOR Index is larger and more liquid than a U.S. Treasury market index, using a relevant alternative benchmark may overemphasize certain portions of the Portfolio’s total investment universe, which would make such an alternative index a less meaningful comparison than the Index.

2.                                      Comment.                                      The Portfolio has a fundamental policy to not have an investment concentration in any one industry.  In the schedule of investments, non-agency mortgage-backed securities represent 31% of the Portfolio’s net assets.  It is the position of the SEC Staff that non-agency mortgage-backed securities are considered an industry and therefore, at year-end, the Portfolio appears to have an investment concentration.  Please explain.

Response.                                         The Portfolio believes that its current explanation of the application of the industry concentration limit to non-agency or private mortgage-backed securities is reasonable and appropriate in the manner it is disclosed in the Portfolio’s offering document. The Portfolio and SEI Investments Management Corporation, its investment adviser, believe that private mortgage-backed securities should not automatically be regarded as representative of a single industry given the characteristics of mortgage-backed securities, including the variety of economic exposures normally underlying those securities, such as commercial versus residential, credit rating and employment differences for the obligors (who may be employed in a wide variety of industries), and geographic differences for the collateral.

We also hereby acknowledge on behalf of, and with the express authority granted by, the Portfolio that: (i) the Portfolio, through its officers and directors, is primarily responsible for the adequacy and accuracy of the disclosure in the Report, (ii) comments by the Staff of the U.S. Securities and Exchange Commission (“SEC”) or changes to the Report’s disclosure in response to SEC Staff comments do not foreclose the SEC from taking any action with respect to the Report, and (iii) the Portfolio may not assert SEC Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any questions, need any additional information or would like any clarification, please contact me at (215) 963-4969.

Very truly yours,

/s/ John J. O’Brien
John J. O’Brien